August 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Re:	ARRIS Group, Inc.

Form 10-K for the Year Ended December 31, 2014

Response Dated July 13, 2015

File No. 0-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 28, 2015 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2014, filed by ARRIS Group, Inc. (“we,” “us,” “our” or the “Company”) and the Company’s prior response letter, dated July 13, 2015, to the Staff’s letter dated June 29, 2015.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Non-GAAP Measures, page 31

1. We believe that your presentation of a non-GAAP income statement is not appropriate since it gives undue prominence to the non-GAAP information. In this regard, we note the significant number of material adjustments to each GAAP income statement line item to arrive at the Non-GAAP amounts. We also note that the nature of the adjustments is different for each period presented. Refer to Question 102.10 of the Compliance and Disclosure Interpretation on non-GAAP Financial Measure dated July 8, 2011.

Response

Management regularly uses non-GAAP financial measures, primarily adjusted net income, to understand, manage and evaluate our business, to make operating decisions and in planning for, and forecasting, future periods and we believe that the inclusion of this information in our periodic filings enables investors to better see the business “through the eyes of

United States Securities and Exchange Commission

August 11, 2015

management.” We note that the general categories of items that are excluded are consistent between periods, although, given the nature of many of the adjustments (other than items such as amortization of intangibles and stock-based compensation) the amounts and specific adjustments will vary between periods, as they may not occur in every period. While the specific items that management considers may be different, we believe that it is better to provide a substantially consistent set of data on an ongoing basis.

In addition, as we previously have noted to the Staff (see the Company’s letter to the Staff dated May 14, 2010), while management primarily utilizes adjusted net income and adjusted earnings per share in evaluating the business, our Chief Financial Officer and head of investor relations routinely receive questions from analysts and others regarding the adjustments and the related impact on gross margin, operating expense, operating income, other (income) expense and income tax expense. Since this information is so routinely of interest to others, to assure that all investors have access to similar data, and particularly to avoid any concern regarding Regulation FD, we concluded that it was appropriate to include this data in our periodic filings.

Notwithstanding the foregoing, in response to the Staff’s comment, we have in our Form 10-Q for the quarter ended June 30, 2015, in order to provide less prominence in comparison to the equivalent GAAP amounts, revised the non-GAAP reconciliation table so that it does not show non-GAAP gross margin, operating expense, operating income, other (income) expense or income tax expense (benefit) and move the location of the non-GAAP disclosures in the MD&A to follow our discussion of GAAP results. We will follow a similar practice with respect to future periods. As revised, the non-GAAP reconciliation for the year ended December 31, 2014, would have looked as follows:

(in thousands, except per share data)	Year Ended 12/31/14
Amount
Net sales	$5,322,921
Adjustments:
Acquisition accounting impacts of deferred revenue	5,091

Adjusted net sales	$5,328,012

United States Securities and Exchange Commission

August 11, 2015

	Year Ended 12/31/14
	Amount	Per Diluted Share
Net income	$327, 211	$2.21
Adjustments:
Impacting gross margin:
Stock compensation expense	6,716	0.05
Acquisition accounting impacts of deferred revenue	3,448	0.02
Impacting operating expense:
Integration, acquisition, restructuring and other benefits	37,498	0.25
Amortization of intangible assets	236,521	1.60
Stock compensation expense	47,084	0.32
Impacting other (income)/expense:
Impairment on Investments	7,050	0.05
Liability related to foreign tax credit benefits	20,492	0.14
Asset held for sale impairment	2,132	0.01
Net tax items	(279,135)	(1.88)

Total adjustments	81,806	0.55

Adjusted net income	$409,017	$2.76

Weighted average common shares - basic		144,387

Weighted average common shares – diluted		148,280

Note 10. Segment Information, page 92

2. We note your response to comment 3. You indicate that your interpretation of the guidance in ASC 280 is that additional disclosure regarding revenues by product or services is required only when the segment information is not reported that way (e.g. geographic-based segments) as the disclosure of revenues by similar products is already captured in the segment disclosure. We do not believe that this position is consistent with the disclosure requirement of ASC 280-10-50. As a result, we reissue our previous comment 3. If you believe that this information is not required, please provide us with a detailed analysis for your basis to conclude that all of the products and services included in your CPE segment and in your N&C segments are similar.

Response

ASC 280-10-50-40 requires that “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” While the FASB did not define similar for purposes of applying this guidance, we understand ASC 280-10-50-40 to require reporting of revenue by groups of “similar” products only when categorization in that manner is either representative of the way in which the business is managed or when the products share common operational or financial attributes, such that grouping them together would enhance the reader’s understanding of the issuer’s reported results of operations.

Based on our assessment and in response to the Staff’s comment, we have concluded additional product and service disclosures are appropriate for our N&C segment, and maintain that products in our CPE segment are similar, and as such, additional disclosures are not required for this segment.

United States Securities and Exchange Commission

August 11, 2015

With regard to our N&C segment products and services, in future filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2015, we will provide additional information with respect to groups of similar products or services included in our N&C segment in order to further enhance our disclosures. In our footnote disclosure for this segment we will show separately net sales to external customers derived from Infrastructure Equipment, Professional Services and Cloud. We believe these three functional categories represent groups of products that have common functional, operational or financial characteristics as required by ASC 280-10-50.

With regard to products in our CPE segment, we continue to believe the products collectively should be categorized as a “group of similar products” as contemplated by ASC 280-10-50-40. In reaching this conclusion, we considered, among other things:

•	The CPE segment products are all subscriber premise equipment that is located at the home or business of the ultimate customer, and generally are owned by the service provider and leased to the consumer. The devices perform similar electronic functions and are used by our customers within their industries in similar end-user applications to deliver voice, video and data services, and to enable consumers to access these telecommunication services and distribute them around their houses or businesses.

•	The product mix within the CPE segment also is similar given that all of the devices are closely related in terms of design, manufacture, deployment, support processes and product lifecycle.

•	The CPE products share a common platform architecture that provides our customers network connectivity to enable the delivery of broadcast video, IP video and broadband services, including DOCSIS and DSL voice and data functionality. The CPE product segment also reflects a technology convergence that has been taking, and continues to take, place in the broadband and telecommunications industry whereby various consumer services can be delivered over standalone equipment, or integrated equipment platforms. For instance, CPE devices can deliver data, voice and /or video services within the same product depending upon a particular customer’s requirements. In addition, the trend toward technology convergence as traditional video service providers migrate their video services to Internet Protocol (IP) delivery is expected to continue; the resulting products will still serve customer premises, however the distinction between various product models will undergo further consolidation based on unique customer needs.

•	These products are subject to similar regulatory requirements.

•	These products are sold through a single sales force to, predominately, a single set of broadband and telecommunications customers, and product marketing, supply chain, engineering, research and development, and product support are provided through a unified organization.

United States Securities and Exchange Commission

August 11, 2015

We therefore respectfully maintain that the functional categories within our CPE products represent groups of “similar” products within the meaning of ASC 280-10-50-40.

The following table sets forth the format for this additional disclosure that we will include beginning with our Annual Report on Form 10-K for the year ended December 31, 2015:

	December 31, 2015		December 31, 2014		December 31, 2013

CPE:
CPE Products	$	XXXX	$	XXXX	$	XXXX

Sub-total		XXXX		XXXX		XXXX

Network & Cloud

Infrastructure Equipment		XXXX		XXXX		XXXX

Professional Services		XXXX		XXXX		XXXX

Cloud		XXXX		XXXX		XXXX

Sub-total		XXXX		XXXX		XXXX

Total Net Sales	$	XXXX	$	XXXX	$	XXXX

United States Securities and Exchange Commission

August 11, 2015

3. We note that your measures of each reportable segment’s operating performance are sales and direct contribution. As required by ASC 280-10-50-30 b and 280-10-50-31, revise your presentation to provide a reconciliation of the total of the reportable segments’ profits and losses to consolidated income before income taxes. In this regard, we note that your presentation includes a significant amount of reconciling items in a column labeled as, “other.”

Response

In response to the Staff’s comment, we have in our Form 10-Q for the quarter ended June 30, 2015 and will in future filings provide a reconciliation of the total of the reportable segments’ profits and losses to income before income taxes, in the following presentation format for each of the periods to be presented:

	December 31, 2015		December 31, 2014		December 31, 2013
Sales to external customers:
CPE	$	XXXX	$	XXXX	$	XXXX
N&C		XXXX		XXXX		XXXX
Other		XXXX		XXXX		XXXX

Segment and consolidated total	$	XXXX	$	XXXX	$	XXXX

Direct contribution[1]
CPE	$	XXXX	$	XXXX	$	XXXX
N&C		XXXX		XXXX		XXXX

Segment total	$	XXXX	$	XXXX	$	XXXX

Corporate and unallocated costs		XXXX		XXXX		XXXX
Amortization of intangible assets		XXXX		XXXX		XXXX
Integration, acquisition, restructuring and other		XXXX		XXXX		XXXX

Operating income (loss)		XXXX		XXXX		XXXX
Interest expense		XXXX		XXXX		XXXX
Loss on investments		XXXX		XXXX		XXXX
Interest income		XXXX		XXXX		XXXX
(Gain) loss on foreign currency		XXXX		XXXX		XXXX
Other expense (income), net		XXXX		XXXX		XXXX

Income (loss) before income taxes	$	XXXX	$	XXXX	$	XXXX

(1)	“Direct contribution” is defined as gross margin less direct operating expense.

As reflected in the proposed disclosure above, the items previously included in the “Other” category in the Form 10-K will be presented in “Corporate and unallocated costs” in future filings. These Corporate and unallocated costs reflect expenses that are not included internally by company management as a measure of segment profitability. Furthermore, these expenses are excluded by our chief operating decision maker (“CODM”) in allocating resources to and assessing the operating results and performance of the segments. These expenses include our corporate sales and marketing, home office general and administrative expenses, annual bonuses and equity compensation. We believe presenting these expenses as “Corporate and unallocated costs” will enable users of our financial statements to better understand our

United States Securities and Exchange Commission

August 11, 2015

performance, better assess our prospects for future net cash flows and make more informed judgments about ARRIS as a whole in the same way and perspective that helps our CODM manage the Company.

In our Form 10-Q for the quarter ended June 30, 2015, we have included and will continue to in future filings, a description of what is included in “Corporate and unallocated costs” similar to the following:

The “Corporate and unallocated costs” category of expenses include, corporate sales and marketing, home office general and administrative expenses, annual bonus and equity compensation. These expenses are not included in the measure of segment direct contribution and as such are reported as “Corporate and unallocated costs” and are included in the reconciliation to income (loss) before taxes.

4. In addition, on the Direct Contribution table on page 42 you subtract the “Other” amount from your operating segments measure of profit at arriving at a Total amount. It is unclear to us why you believe that the presentation of the Total amount in your MD&A is appropriate. It appears that instead of disclosing the total amount, you should provide an explanation of the expenses included in the “Other” column that are not allocated to the operating measure of profit.

Response

In response to the Staff’s comment, we have in our Form 10-Q for the quarter ended June 30, 2015 and will in future filings exclude the “Other” presentation in the referenced MD&A table, which will reflect a total of direct contribution from our reportable segments, and in future filings will include an explanation of the expenses included in the “Other” column (which, as described above in response to Comment No. 3, we will present as “Corporate and unallocated costs” in future filings) that are not allocated to the operating measure of profit and describe any material change, period to period, to enable the reader and users of our financial statements to better understand the change. The description of expenses included in “Corporate and unallocated costs” will be substantially similar to the proposed language included in response to Comment No. 3 above, or will be done through a cross-reference to such disclosure in the notes to the financial statements.

*        *        *         *        *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

United States Securities and Exchange Commission

August 11, 2015

Sincerely,

/s/ David B. Potts

David B. Potts
Executive Vice President,
Chief Financial Officer and Chief Accounting Officer

cc:	W. Brinkley Dickerson, Jr. (Troutman Sanders)